

BarGlance

Own a piece of BarGlance

Free Charleston bar crawl

Premium app upgrade

Our pint's almost full!



Fundraising Goal
$190,000
← $143K

We're closing the books on our first round of funding.

Invest at least $100 before Feb 16 and we'll throw in a free Mardi Gras bar crawl and VIP app access!



Invest $100 and become a BarGlance VIP for life
WHAT'S IN IT FOR YOU?
EQUITY STAKE IN BARGLANCE, INC.
FREE MARDI GRAS BAR CRAWL TICKETS (2/18/23)
FREE BARGLANCE 3.0 PREMIUM ACCESS
Join the nightlife revolution.

Know how busy the bar is before you go out

We're on a mission to revolutionize nightlife.
Version 3.0 of the BarGlance app is launching soon! Hate to flex, but this opportunity is just too good to miss. Join the fam and we promise we won't leave you behind.

LEARN MORE



barglance
Original audio

barglance It's time to invest in the future of nightlife – BarGlance! This innovative app puts all the hottest spots near you right at your fingertips. Don't miss out – invest in BarGlance now, link in bio! Full video also in bio! 💥

#BarGlance #NightLife #Investing #wefunder

6w

hallidaydevon Such a great idea! This will change nightlife for

Boost post

Liked by **hallidaydevon** and **34 others**

FEBRUARY 10

Add a comment... Post



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?



VOUCH FOR JOHN

LEARN MORE

About Wefunder

We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

